Filed by Tokyo Electron Limited

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tokyo Electron Limited; Applied Materials, Inc.

Commission File No. 132-02780

EMPLOYEE Q&A

INTRO TEXT:

As we begin our work toward becoming one company, we understand there are some questions that you may have about the Tokyo Electron merger with Applied Materials. We don’t expect any big changes until the day of closing. In fact, at this stage, we are not allowed to interact with each other so we have many areas to explore and decisions to make as the companies come together. We know there are more questions than available answers.

Questions are organized in these sections:

The Merger

Integration

Applied Materials

My Department and Role

Stocks, Benefits and Rewards

Other Questions

The Merger

1.	Why are we merging with Applied Materials? What is the strategic rationale behind the deal?

Please see CEO message from [URL]

2.	How will the merger benefit employees?

•	An expanded and growing company means expanded career opportunities and options for our employees.

•	We will all be part of a global company with the deepest knowledge and talent in the industry, with an opportunity to share best practices and learn from one another. By joining forces with Applied Materials, we will be members of the broadest technical community in the semiconductor equipment business, with access to a wide network of research partnerships with academic institutes.

3.	How will the merger process work? What happens next? What needs to happen before the deal is final?

•	Both Tokyo Electron and Applied Materials’ shareholders need to approve the transaction.

•	Teams from both Tokyo Electron and Applied Materials will be meeting to develop a plan for a smooth integration once the transaction closes.

•	Applied Materials will prepare proxy materials for filing with the Securities and Exchange Commission (SEC). Once this material has been cleared by the SEC, a special shareholder meeting will be scheduled and the proxy will be mailed to shareholders. Shareholders will then vote in person or by proxy.

•	As is standard in all transactions of this size, the combination will be reviewed by regulatory agencies in Japan, the U.S., and other jurisdictions in which the companies do business.

4.	When will the deal close?

We expect that the review will be completed to enable the transaction to close in the second half of calendar year 2014.

5.	How should we interact with Applied Materials employees before the closing?

Because of legal and regulatory requirements, only a few Tokyo Electron people will interact with the Applied Materials staff before the closing of the merger. It is very important that Tokyo Electron employees not contact any Applied Materials employees (and vice a versa) until the merger is completed. If you already have regular contact with a Applied Materials employee or personally know someone at Applied Materials, you should not discuss the merger with him or her.

6.	What should I do between now and the closing of the merger? What happens next?

You should continue to focus on your job. You will remain a Tokyo Electron employee until the merger is completed.

7.	What is the expected organizational structure of the new company? Is it going to operate as one company or two companies?

•	The new company will be created in the spirit of a merger equals:

•	there will be a shared leadership team

•	a new name

•	the new company will be incorporated in The Netherlands as a clear signal of the commitment to create a new global enterprise

•	equal board representation for both sides

•	dual headquarters in Tokyo, Japan and Santa Clara, California and a dual listing on the Nasdaq and the Tokyo Stock Exchange.

This means that the companies will have equal representation and presence in the new company.

•	Leadership of the new company will be as follows:

•	Chairman: Tetsuro (Terry) Higashi

•	Vice-Chairman: Mike Splinter

•	Vice-Chairman: Tetsuo (Tom) Tsuneishi

•	CEO: Gary Dickerson

•	The board will include five directors from each of Tokyo Electron and Applied Materials, with one independent director to be selected by mutual agreement.

8.	What will the new name of the company be? When we will be informed?

The combined company will have a new name.

9.	What does it mean to have dual headquarters? How will it operate?

It means that the new company will have two locations, Santa Clara and Tokyo, where key corporate executives reside and important corporate functions are located. This is in keeping with the new company’s truly global footprint. Many multinational companies maintain dual headquarters. Examples include companies like Lenovo, Thomson and Accenture.

10.	You have communicated who the top executives of the new company will be, but what about the other senior executives? Who will they be?

We will begin to work on integration plans after close and will provide updates as appropriate in will begin to working on our integration plans after close and will provide updates as appropriate.

11.	What is Higashi-san[Mike Splinter]’s role in the new leadership structure?

Higashi-san will be the Chairman of the new company and CEO of Tokyo Electron

[Mike Splinter will be the Vice Chairman of the new company.]

12.	What is the role of Vice Chairman?

The Vice-Chairman has many roles, one of which will be to support the CEO of the holding company, and facilitate and optimize the integration process. The Vice-Chairman also serves on the Board and will be part of the overall governance structure of the company. Our new company will have two Vice-Chairmen: Mike Splinter from Applied Materials and Tetsuo Tsuneishi from Tokyo Electron.

Integration

13.	Japanese and U.S. cultures are very different. How will the two companies successfully integrate?

•	Both companies are global organizations that operate in a multi-cultural environment and are bound together by common values and a commitment to push the boundaries of technology and engineering.

•	We are equally committed to being a capable and trusted partner for customers and to providing an environment where the creativity and talent of our people can thrive.

•	We believe these foundational elements will form the basis of a collaborative work environment, and employees will also have the opportunity for additional cultural and language training as needed.

•	The new company will have a dual management and headquarters structure to ensure both sides will succeed and integrate successfully. Both Japan and US may have different culture, but integration teams will try to understand and respect each company’s culture to create new company.

14.	How will the integration process work?

Both companies will be organizing integration teams to work toward a smooth transition after the transaction closes, both teams are very committed to taking the greatest care to integrate thoughtfully and intelligently, creating a company that functions effectively from day one. The integration team will do all it can to allow you to continue to focus on your work and the business by addressing barriers and issues as they arise, and work to minimize disruptions. You’ll be hearing more details about the work of the integration team in the weeks and months ahead.

15.	What can I do to help with a successful integration?

Becoming one company after close takes all of us working together to make effective decisions and identify opportunities for us to learn from each other to become a better combined company. During the time between the announcement and close, we are two separate companies and you should continue to focus on your work. As we work through integration plans, we want you to share your ideas and be open to considering new ways of doing things. Finally, communicate with your manager and your leadership team and integration team through the feedback channels that already exist and those that will be established.

Applied Materials[Tokyo Electron]

16.	How many employees does Applied Materials [Tokyo Electron] have?

Approximately 13,700

[Approximately 12,000]

17.	Where are Applied Materials[Tokyo Electron]’s major operations located?

The majority are in the U.S.

[The majority are in Japan]

18.	Where can I find out more information about Applied Materials?

You can find out more about the company on its website at [www.xxxxx]. In addition, the Tokyo Electron employee intranet contains a fact sheet on Applied Materials as well as a link to a video that has remarks from several Applied Materials top executives as well as Tokyo Electron executives.

My Department and Role

19.	To whom will I report? To whom will I report after the merger is completed?

It is business as usual and there will be no changes to your reporting relationship unless otherwise informed by your manager. It is too soon to know if there will be any changes to your reporting relationship after the merger closes.

20.	After close, will my job change?

It is important to us to ensure continuity in innovation and operations, but at this time the organizational design for the combined group has not yet been finalized. However, for the most part, and for most employees, your job will remain the same.

21.	Will facilities be consolidated? Will employees be transferred to new locations or will the current operations be maintained?

The new company will have dual headquarters, in Santa Clara and Tokyo. Other than that, we don’t have any operations changes yet.

22.	What will happen to my active projects and planned work-related activities?

It is business as usual at Tokyo Electron and active projects and activities will continue as planned.

23.	What will the working language of the company be?

We don’t think there will be any changes. And each country’s employees use their own language in the office.

We may have to use English as common language in meetings with both countries’ members.

Stocks, Benefits and Rewards

24.	Since this deal has been announced publicly can we purchase or sell stock before this deal closes?

You may purchase or sell stock before the deal closes if you are not subject to a quarterly or special blackout and you are not in possession of material, nonpublic information.

25.	Will employee compensation and benefits (including 401k, medical, vacation and sick leave) change?

Your current benefits, programs and salary will remain the same. Any future changes will be communicated to you in a timely manner.

26.	Will my years of service with Tokyo Electron be recognized in the new company?

Yes. Each employee’s years of service with Tokyo Electron will continue to be recognized for those benefits that vest according to service such as service awards, paid time off accruals and other benefits.

Other Questions

27.	What can we say between now and the close of the transaction to our customers, partners, friends and family?

You can relay to them any publicly available information, such as information included in the press release announcing the merger. It is important, however, to not speculate to any outside people (including social media (Facebook, Twitter, Blog etc.)) about what may happen once the merger is complete.

28.	What should I do if someone from the media contacts me?

You are not allowed to speak with the media. Please contact Tokyo Electron head quarter General Affairs dept.

29.	When will we officially become employees of the new company?

After the merger closes, which we expect to be in the second half of 2014, you will be an employee of the new company.

30.	When will we hear more about key announcements?

We will continue to update you and post relevant information regarding the transaction on the employee intranet and the transaction website.

31.	How can I get additional questions answered?

We don’t decide any thing other than public announcement. Much of our important planning work is to come.

As information becomes available, it will be shared with you and your manager. You can also find additional information about the merger on Tokyo Electron’s intranet.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED

TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) for media inquiries: Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com; and for analyst inquiries: Tokyo Electron’s Investor Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com , or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.co.jp.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.